EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(in thousands)		(in thousands)
Net Income	$719	$575	$1,457	$1,210

Weighted Average Shares Outstanding	1,893,343	1,868,142	1,891,955	1,867,630

Basic Earnings Per Share	$0.38	$0.31	$0.77	$0.65

Net Income	$719	$575	$1,457	$1,210

Weighted Average Shares Outstanding	1,893,343	1,868,142	1,891,955	1,867,630
Net Effect of Dilutive Stock Options	33,685	64,159	39,388	64,403

Weighted Average Diluted Shares Outstanding	1,927,028	1,932,301	1,931,343	1,932,033

Diluted Earnings Per Share	$0.37	$0.30	$0.75	$0.63